SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

May 10, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the Three Months Ended March 31, 2018

TOKYO--(BUSINESS WIRE)--May 10, 2018--LINE Corporation (NYSE:LN) (TOKYO:3938) announces its consolidated financial results for the three months ended March 31, 2018.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;
ii.	its ability to improve user monetization;
iii.	its ability to successfully enter new markets and manage its business expansion;
iv.	its ability to compete in the global social network services market;
v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;
vi.	its ability to maintain good relationships with platform partners and attract new platform partners;
vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;
viii.	its expectations regarding its user growth rate and the usage of its mobile applications;
ix.	its ability to increase revenues and its revenue growth rate;
x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;
xi.	its ability to successfully acquire and integrate companies and assets;
xii.	its future business development, results of operations and financial condition;
xiii.	the regulatory environment in which it operates;
xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and
xv.	changes in business or macroeconomic conditions.

LINE Corporation

Index

Cover

A. Corporate information

I. Corporate overview

1.	Selected consolidated financial data

2.	Business description

II. Business

1.	Risk factors

2.	Material contracts

3.	Analysis of financial position, operating results and cash flow position

III. Company information

1.	Share information

(1) Total number of shares

(2) Stock acquisition rights

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

(4) Rights plans

(5) Total number of shares issued, share capital, etc.

(6) Principal shareholders

(7) Voting rights

2.	Directors and executive officers

IV. Accounting

1.	Interim condensed consolidated financial statements - Unaudited

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(5) Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(6) Notes to Interim Condensed Consolidated Financial Statements - Unaudited

2.	Others

B.	Information on guarantors

A. Corporate information I. Corporate overview 1. Selected consolidated financial data
Term		18th term Three months ended March 31, 2017	19th term Three months ended March 31, 2018	18th term
Accounting period		From January 1, 2017 to March 31, 2017	From January 1, 2018 to March 31, 2018	From January 1, 2017 to December 31, 2017
Revenues	(Millions of yen)	38,916	48,736	167,147
Profit/(loss) before tax from continuing operations	(Millions of yen)	3,566	(138)	18,145
Profit/(loss) for the period	(Millions of yen)	1,632	(1,770)	8,210
Profit/(loss) for the period attributable to the shareholders of the Company	(Millions of yen)	1,437	(1,383)	8,078
Total comprehensive income/(loss) for the period, net of tax	(Millions of yen)	2,799	(4,431)	11,743
Equity attributable to the shareholders of the Company	(Millions of yen)	165,178	181,095	185,075
Total assets	(Millions of yen)	258,263	297,935	303,439
Basic profit/(loss) for the period per share attributable to the shareholders of the Company	(Yen)	6.58	(5.82)	36.56
Diluted profit/(loss) for the period per share attributable to the shareholders of the Company	(Yen)	6.07	(5.82)	34.01
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	64.0	60.8	61.0
Net cash (used in)/provided by operating activities	(Millions of yen)	(5,031)	2,485	10,965
Net cash used in investing activities	(Millions of yen)	(2,055)	(18,055)	(34,230)
Net cash (used in)/ provided by financing activities	(Millions of yen)	(53)	204	11,439
Cash and cash equivalents at the end of the period	(Millions of yen)	127,591	107,266	123,606

Notes:	1.	Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.
	2.	Revenues do not include consumption taxes.
	3.	The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
4.

As of March 31, 2018, equity attributable to the shareholders of the Company and total assets held by the shareholders of the Company increased as a result of the issuance of common stock for the following reasons:
・Exercise of stock acquisition rights

	5.	The Group has adopted IFRS 15 from fiscal year 2018. As the Group has used the modified retrospective method upon adoption of IFRS 15, the consolidated financial performance for the three-month period ended March 31, 2017 is presented under the previous standard, IAS 18, while the consolidated financial performance for the three-month period ended March 31, 2018 is presented under IFRS 15. Revenues for the three-month period ended March 31, 2018 include an increase of 2,276 million yen due to the change in the accounting standards.

2. Business description

During the three months ended March 31, 2018, there were no material changes in the business of the Group (the Company or the principal subsidiaries and affiliates of the Company).

Effective from the three months ended March 31, 2018, the Company has reclassified its reportable segments. For more details, please refer to Note 4. Segment Information of “1. (6) Notes to Interim Condensed Consolidated Financial Statements – Unaudited” under “IV. Accounting.”

II. Business

1. Risk factors

During the three months ended March 31, 2018, there were no material changes either regarding the occurrence of new operational risks or regarding operational risks mentioned in the previous fiscal year’s security report.

For readers of this English translation: There were no material changes from the information presented in the Risk Factors section of the Company’s Annual Report on Form 20-F (File No. 001-37821) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2018.

2. Material contracts

No important operational contracts, etc. were decided or entered into during the three months ended March 31, 2018.

For readers of this English translation: With respect to material contracts, there were no material changes from the information presented in the Company's Annual Report on Form 20-F (File No. 001-37821) filed with the SEC on March 30, 2018.

3. Analysis of financial position, operating results and cash flow position

The analysis of financial position, operating results and cash flow position of the Group is as follows:

(1) Operating results

Consolidated financial results of the Group are calculated based on IFRS.

Results of operations
	Three months ended March 31, 2017	Three months ended March 31, 2018
Revenues	38,916	48,736
Profit from operating activities	4,025	1,246
Profit/(Loss) before tax for the period from continuing operations	3,566	(138)
Profit/(Loss) for the period	1,632	(1,770)
Profit/(Loss) for the period attributable to the shareholders of the Company	1,437	(1,383)

The revenues in the first three months ended March 31, 2018 was 48,736 million yen, an increase of 25.2% year on year. The Group has applied IFRS 15 from January 1, 2018 and adopted the modified retrospective method, not the full retrospective method. Thus, revenues include an increase of 2,276 million yen due to changes in accounting standards. The other major factor for increase in revenues was an increase of advertising sales.

Profit from operating activities in the first three months ended March 31, 2018 was 1,246 million yen, a decline of 69.0% year on year. The key factors for this decline included a 3,775 million yen increase in employee compensation expenses in conjunction with an increase in personnel and the introduction of an ESOP, the 3,122 million yen increase in subcontract and other service expenses in association with the development of AI assistant technology “Clova,” LINE Mobile services, and development of LINE GAME contents, and the 3,133 million yen increase in other operating expenses due to the increase in rent payments and other factors. In addition, sales commission expenses include an increase of 2,097 million yen due to the application of IFRS 15.

Profit from operating activities also includes the following factors:

  Dilution gain of 1,237 million yen due to third-party allotments by the Group’s associates and joint ventures as the LINE Group’s ownership ratios of these investments declined while carrying amounts increased as a result of revaluation of the investments
  Re-measurement gain of 57 million yen on investments as the investments became associates of the Group after acquiring control

Loss before tax for the period from continuing operations in the first three months ended March 31, 2018 was 138 million yen, compared to profit of 3,566 million yen in the same period of the previous year.
The main factors were the aforementioned decline in profit from operating activities and the increase in the share of loss of associates and joint ventures.

Loss for the period in the first three months ended March 31, 2018 was 1,770 million yen, compared to profit of 1,632 million yen in the same period of the previous year. The main factors for the loss for the period include the aforementioned factors for the loss before tax for the period from continuing operations, increase in deductible temporary differences arising from increase in the share of loss of associates and joint ventures which were not expected to be realized within the foreseeable future, and the inability to recognize the related tax benefits after being unable to recognize deferred tax assets despite the posting of loss before tax on a standalone basis for some subsidiaries.

As a result of the above, loss for the period attributable to the shareholders of the Company in the three months ended March 31, 2018 was 1,383 million yen, compared to profit of 1,437 million yen in the same period of the previous year.

Profit and loss by segment

From the fiscal year 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment in fiscal year 2017 was prepared mainly based on the same method as in fiscal year 2018 where practicable and restated accordingly.

Moreover, as discussed above, the Group has applied IFRS 15 from January 1, 2018 and adopted the modified retrospective method, not the full retrospective method.  Accordingly, the 2017 financial statements and segment information in the notes to the interim condensed consolidated financial statements have not been restated for the adoption and continue to be presented under the previous accounting standard, IAS 18.

Although the operating performance of FY2017 was prepared under the previous accounting standard, the revenues and operating profit (loss) for the three months ended March 31, 2017 presented in this section below, as well as the year-on-year percentage changes in these measures, are calculated based on FY2017 operating performance adjusted for the gross recognition of advertising revenue based on IFRS 15. Thus, revenue and operating expenses of the Core business and Strategic business for the three-month period ended March 31, 2017 were increased by 1,734 million yen and 1 million yen, respectively, for the purposes of the calculation of the year-on-year percentage changes in these measures.   The Group has made these adjustments to the 2017 segment revenues and profit and loss in this section in order to provide a basis for comparison of 2017 results to 2018 results. The adjustment includes the most significant impact from our adoption of IFRS 15 related to recording revenues related to advertising services on a gross basis under IFRS 15 where they were recorded on a net basis under previous accounting standards. However, there are certain other impacts due to adoption of IFRS 15 that impact the timing of revenue, to a much lesser degree, where it was not practicable for the Group to make adjustments without undue cost and effort. Therefore, they are not entirely on a comparable basis.  However, the Group has determined that they have been adjusted in a manner to provide a reasonable basis to discuss the trends in these operating metrics below.

The LINE Group’s operating profits and losses by segment do not include adjustments to other operating income or share-based compensation expenses.

Core business

Revenues from core business for the first three months ended March 31, 2018 was 42,713 million yen, an increase of 14.1% year on year, and profit from operating activities in this segment was 8,038 million yen, an increase of 10.3% year on year.

The main factor for increases in revenue and profit for the core business was an increase of advertising sales due to strong sales of display ads (formerly performance ads).

Strategic business

Revenues from strategic business for the first three months ended March 31, 2018 was 6,063 million yen, an increase of 88.5% year on year, and operating loss in this segment was 7,141 million yen, compared to operating loss of 2,676 million yen in the first three months of the previous year.

The main factor for the increase in revenues from strategic business was the increase in revenues in conjunction with the steady acquisition of customers for LINE Mobile. Increases in loss from operating activities in strategic business was mainly due to increase in expenses related to development of Clova and LINE Mobile services.

For more details of profit and loss by segment, see Note 4 of the Notes to Interim Condensed Consolidated Financial Statements – Unaudited. As the Group applied IFRS 15 retrospectively, figures in the Notes to the Interim Condensed Consolidated Financial Statements – Unaudited are not adjusted for the impact of IFRS 15 adoption.

(2) Cash flow position

The balance of cash and cash equivalents (hereinafter, "cash") as of March 31, 2018 decreased by 16,340 million yen from the end of the previous fiscal year to 107,266 million yen.

The respective cash flow positions are as follows.

Cash flows from operating activities

Net cash provided by operating activities was 2,485 million yen in the first three months of 2018, compared to net cash used in operating activities of 5,031 million yen in the first three months of 2017. Cash provided by operating activities in the first three months of 2018 primarily consisted of an decrease of 3, 013 million yen in trade and other receivables and adjustments for non-cash items including depreciation and amortization expenses of 2,329 million yen. Cash used in operating activities in the first three months of 2018 primarily consisted of income taxes paid of 1,943 million yen and a decrease of 1,193 million yen in trade and other payables.

Cash flows from investing activities

Net cash used in investing activities was 18,055 million yen in the first three months of 2018, compared to net cash used in investing activities of 2,055 million yen in the first three months of 2017. Factors affecting the cash outflows in the first three months of 2018 are primarily related to purchase of equity investments of 1,858 million yen, acquisition of property and equipment and intangible assets of 4,668 million yen and purchase of investments in associates of 7,573 million yen. Factors affecting the cash inflows in the first three months of 2018 are primarily related to proceeds from maturities of time deposits of 1,080 million yen.

Cash flows from financing activities

Net cash provided by financing activities was 204 million yen in the first three months of 2018, compared to net cash used in financing activities of 53 million yen in the first three months of 2017. The cash outflow in the first three months of 2018 are primarily related to repayment of short-term borrowings of 66 million yen. Factors affecting the cash inflows in the first three months of 2018 are primarily related to proceeds from exercise of stock options of 272 million yen.

(3) Operational and financial issues to be addressed

During the three months ended March 31, 2018, there were no material changes in operational and financial issues to be addressed by the Group.

(4) Research and development activities

There were no significant matters.

III. Company information

1. Share information

(1) Total number of shares

a. Total number of shares authorized
Total number of shares authorized
Class	(Share)
Common stock	690,000,000
Total	690,000,000

b. Number of shares issued
Class	Number of shares issued as of end of period (Shares; as of March 31, 2018)	Number of shares issued as of filing date (Shares; as of May 10, 2018)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	238,785,310	240,020,642	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one "unit" of common stock. Common stock is stock with full voting rights and not restricted by any significant limitations in terms of shareholders' rights.
Total	238,785,310	240,020,642	—	—
Notes:	1.	“Number of shares issued as of filing date” does not include the number of shares issued upon the exercise of the stock options during the period from May 1, 2018 until the filing date of this Quarterly Securities Report.
	2.	The number of shares issued has increased by 1,172,332 due to third-party allotment of new shares on April 25, 2018.

(2) Stock acquisition rights

Not applicable.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Rights plans

Not applicable.

(5) Total number of shares issued, share capital, etc.
Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
January 1, 2018 to March 31, 2018	Common stock 288,500	Common stock 238,785,310	359	92,728	359	82,793
Note:
1.	Amounts less than one million yen are rounded down.
2.	Increase in total number of shares issued as a result of the exercise of stock options.
3.	Total number of shares issued increased by 1,172,332 shares, and share capital and legal capital reserve each increased by 2,499 million yen due to third-party allotment of new shares on April 25, 2018.
4.	Total number of shares issued increased by 63,000 shares, and share capital and legal capital reserve each increased by 93 million yen upon exercise of the stock options during the period from April 1, 2018 to April 30, 2018.

(6) Principal shareholders

The principal shareholders are not presented on account of the current quarterly accounting period being the first quarter period.

(7) Voting rights

a. Shares issued

(As of March 31, 2018)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	—	—	—
Shares with full voting rights (others)	Common stock 238,768,800	2,387,688	—
Shares constituting less than one unit	Common stock 16,510	—	—
Total number of shares issued	Common stock 238,785,310	—	—
Total number of voting rights held by all shareholders	—	2,387,688	—
Notes:
1.	Common stock in “Shares with full voting rights (others)” includes 1,007,700 stocks held by the Trust for Employee Stock Ownership Plan (J-ESOP).
2.	“Shares constituting less than one unit” includes 10 stocks of the Group, which is held by the Trust for the Employee Stock Ownership Plan (J-ESOP).

b. Treasury stock, etc.

In connection with the Company’s implementation of an Employee Stock Ownership Plan (J-ESOP), Trust & Custody Services Bank, Ltd. (Trust E) holds 1,007,710 shares of the Company’s stock as trust property. Said shares are recorded as treasury stock in the interim condensed consolidated financial statements as per accounting policies. However, these shares hold voting rights and do not qualify as treasury stock as set forth in the Companies Act. As such, in the above “a. Shares issued,” they are included in “Shares with full voting rights (others)” and are not included in “Shares with restricted voting rights (treasury stock, etc.)” or “Shares with full voting rights (treasury stock, etc.).” Therefore, there is nothing to disclose in this section.

2. Directors and executive officers

Not applicable.

IV. Accounting

Preparation of interim condensed consolidated financial statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, “Interim Financial Reporting” pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the “Ordinance on QCFS”).

1 Interim condensed consolidated financial statements
(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited			(In millions of yen)
	Notes	December 31, 2017	March 31, 2018
Assets
Current assets
Cash and cash equivalents		123,606	107,266
Trade and other receivables	7,9	42,892	38,633
Other financial assets, current	7	13,258	17,471
Contract assets	9	-	307
Inventories		3,455	2,874
Other current assets		7,438	8,213
Total current assets		190,649	174,764
Non-current assets
Property and equipment	5	15,125	18,025
Goodwill	15	16,767	16,890
Other intangible assets	15	6,486	6,179
Investments in associates and joint ventures	17	24,844	30,084
Other financial assets, non-current	7	32,084	34,703
Deferred tax assets	6	16,492	16,435
Other non-current assets		992	855
Total non-current assets		112,790	123,171
Total assets		303,439	297,935
Liabilities
Current liabilities
Trade and other payables	7	28,810	27,702
Other financial liabilities, current	7	28,003	31,933
Accrued expenses		12,087	11,089
Income tax payables		2,365	1,263
Contract liabilities	9	-	24,471
Advances received		17,975	-
Deferred revenue		9,246	-
Provisions, current		991	2,159
Other current liabilities		1,940	1,870
Total current liabilities		101,417	100,487
Non-current liabilities
Other financial liabilities, non-current	7	602	350
Deferred tax liabilities	6	1,573	1,799
Provisions, non-current	5	3,060	3,073
Post-employment benefits		6,162	6,211
Other non-current liabilities		648	850
Total non-current liabilities		12,045	12,283
Total liabilities		113,462	112,770
Shareholders’ equity
Share capital	8	92,369	92,729
Share premium	8	93,560	94,057
Treasury shares	8	(4,000)	(4,000)
Accumulated deficit		(4,294)	(5,500)
Accumulated other comprehensive income		7,440	3,809
Equity attributable to the shareholders of the Company		185,075	181,095
Non-controlling interests	15	4,902	4,070
Total shareholders’ equity		189,977	185,165
Total liabilities and shareholders’ equity		303,439	297,935

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited
		(In millions of yen)
		For the three-month period ended March 31,
	Notes	2017	2018
Revenues and other operating income:
Revenues	9	38,916	48,736
Other operating income	9,17	330	1,473
Total revenues and other operating income		39,246	50,209
Operating expenses:
Payment processing and licensing expenses		(7,684)	(7,306)
Sales commission expenses		(138)	(3,011)
Employee compensation expenses	13	(9,718)	(13,493)
Marketing expenses		(4,026)	(3,931)
Infrastructure and communication expenses		(2,142)	(2,601)
Subcontract and other service expenses		(4,815)	(7,937)
Depreciation and amortization expenses	5	(1,476)	(2,329)
Other operating expenses	18	(5,222)	(8,355)
Total operating expenses		(35,221)	(48,963)
Profit from operating activities		4,025	1,246
Finance income		25	99
Finance costs		(6)	(8)
Share of loss of associates and joint ventures	17	(794)	(1,804)
Loss on foreign currency transactions, net		(362)	(564)
Other non-operating income	12	678	976
Other non-operating expenses	12	—	(83)
Profit/(loss) before tax from continuing operations		3,566	(138)
Income tax expenses	6	(1,931)	(1,636)
Profit/(loss) for the period from continuing operations		1,635	(1,774)
(Loss)/profit from discontinued operations, net of tax	10	(3)	4
Profit/(loss) for the period		1,632	(1,770)
Attributable to:
The shareholders of the Company	11	1,437	(1,383)
Non-controlling interests		195	(387)

(In yen)
Earnings per share
Basic profit/(loss)for the period attributable to the shareholders of the Company	11	6.58	(5.82)
Diluted profit/(loss) for the period attributable to the shareholders of the Company	11	6.07	(5.82)
Earnings per share from continuing operations
Basic profit/(loss) from continuing operations attributable to the shareholders of the Company	11	6.60	(5.84)
Diluted profit/(loss) from continuing operations attributable to the shareholders of the Company	11	6.08	(5.84)
Earnings per share from discontinued operations
Basic (loss)/profit from discontinued operations attributable to the shareholders of the Company	11	(0.02)	0.02
Diluted (loss)/profit from discontinued operations attributable to the shareholders of the Company	11	(0.01)	0.02

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited
		(In millions of yen)
		For the three-month period ended March 31,
	Notes	2017	2018
Profit/(loss) for the period		1,632	(1,770)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	12	-	400
Income tax relating to items that will not be reclassified to profit or loss		-	(74)
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	12	1,241	-
Reclassification to profit or loss		(544)	-
Debt instruments at FVOCI
Net changes in fair value	12	-	4
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period		698	(2,852)
Reclassification to profit or loss		-	(107)
Proportionate share of other comprehensive income of associates and joint ventures		(10)	11
Reclassification to profit or loss		-	(8)
Income tax relating to items that may be reclassified subsequently to profit or loss		(218)	(35)
Total other comprehensive income for the period, net of tax		1,167	(2,661)
Total comprehensive income for the period, net of tax		2,799	(4,431)
Attributable to:
The shareholders of the Company		2,604	(3,756)
Non-controlling interests		195	(675)

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited
(In millions of yen)
		Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2017		77,856	91,208	-	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income
Profit for the period		-	-	-	1, 437	-	-	-	1,437	195	1,632
Other comprehensive income		-	-	-	-	699	468	-	1,167	0	1,167
Total comprehensive income for the period		-	-	-	1,437	699	468	-	2,604	195	2,799
Recognition of share-based payments	8,13	-	748	-	-	-	-	-	748	-	748
Forfeiture of stock options	8,13	-	(8)	-	8	-	-	-	-	-	-
Exercise of stock options	8,13	1,497	(461)	-	-	-	-	-	1,036	-	1,036
Acquisition of non-controlling interests	8	-	(46)	-	-	2	-	-	(44)	15	(29)
Balance at March 31, 2017		79,353	91,441	-	(10,936)	527	6,117	(1,324)	165,178	399	165,577

(In millions of yen)
		Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018		92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977
Adjustment on adoption of new accounting standards		-	-	-	177	-	(1,258)	-	(1,081)	(85)	(1,166)
Balance at January 1, 2018 (restated)		92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994	4,817	188,811
Comprehensive income
Loss for the period		-	-	-	(1,383)	-	-	-	(1,383)	(387)	(1,770)
Other comprehensive income		-	-	-	-	(2,714)	341	-	(2,373)	(288)	(2,661)
Total comprehensive income for the period		-	-	-	(1,383)	(2,714)	341	-	(3,756)	(675)	(4,431)
Recognition of share-based payments	8,13	-	586	-	-	-	-	-	586	-	586
Exercise of stock options	8,13	360	(89)	-	-	-	-	-	271	-	271
Acquisition of non-controlling interests		-	-	-	-	-	-	-	-	(72)	(72)
Balance at March 31, 2018		92,729	94,057	(4,000)	(5,500)	444	3,011	354	181,095	4,070	185,165

(5) Interim Condensed Consolidated Statement of Cash Flows - Unaudited
		(In millions of yen)
		For the three-month period ended March 31,
	Notes	2017	2018
Cash flows from operating activities
Profit/(loss) before tax from continuing operations		3,566	(138)
(Loss)/profit before tax from discontinued operations	10	(5)	6
Profit/(loss) before tax		3,561	(132)
Adjustments for:
Depreciation and amortization expenses	5	1,476	2,329
Finance income		(25)	(99)
Finance costs		6	8
Share-based compensation expenses	13	748	933
Gain on financial assets at fair value through profit or loss	12	(99)	(903)
Gain on sales of available-for-sale financial assets	7	(544)	-
Impairment loss of financial assets		-	10
Share of loss of associates and joint ventures		794	1,804
Dilution gains from changes in equity interest in associates and joint ventures	17	-	(1,237)
(Gain)/loss on foreign currency transactions, net		(7)	187
Changes in:
Trade and other receivables		(3,748)	3,013
Contract assets	9	-	130
Inventories		(428)	473
Trade and other payables		382	(1,193)
Contract liabilities	9	-	369
Accrued expenses		(1,343)	(1,037)
Deferred revenue		15	-
Advances received		807	-
Provisions		(237)	616
Post-employment benefits		544	195
Other current assets		(630)	113
Other current liabilities		(323)	(901)
Others		(451)	(395)
Cash provided by operating activities		498	4,283
Interest received		28	149
Interest paid		(6)	(4)
Income taxes paid		(5,551)	(1,943)
Net cash (used in)/provided by operating activities		(5,031)	2,485
Cash flows from investing activities
Purchase of time deposits		(199)	(2,942)
Proceeds from time deposits.		-	1,080
Purchase of equity investments	12	(1,309)	(1,858)
Proceeds from sales of equity investments		1,199	-
Investments in debt instruments		-	(2,402)
Proceeds from redemption of debt instruments		1,009	85
Acquisition of property and equipment and intangible assets		(2,299)	(4,668)
Proceeds from sales of property and equipment and intangible assets		-	59
Investments in associates and joint ventures		(529)	(7,573)
Return of capital from investments in associates		-	499
Payments of office security deposits		(21)	(204)
Refund of office securities deposits		27	14
Payment of loan receivables		(2)	(342)
Collection for loan receivables		-	153
Acquisition of subsidiaries and businesses, net of cash acquired		-	64
Others		69	(20)
Net cash used in investing activities		(2,055)	(18,055)
Cash flows from financing activities
Repayment of short-term borrowings		(1,057)	(66)
Repayment of long-term borrowings		-	(1)
Payment of common shares issuance costs		(10)	(2)
Proceeds from exercise of stock options		1,042	272
Payment for acquisition of interest in a subsidiary from non-controlling interests		(29)	-
Others		1	1
Net cash (used in)/provided by financing activities		(53)	204
Net decrease in cash and cash equivalents		(7,139)	(15,366)
Cash and cash equivalents at the beginning of the year		134,698	123,606
Effect of exchange rate fluctuations on cash and cash equivalents		32	(974)
Cash and cash equivalents at the end of the interim reporting period		127,591	107,266

Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1. Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Group operates core business and strategic business. Core business mainly consists of advertising services, communication and content sales. Strategic business includes Fintech business such as LINE Pay service, AI business and commerce business such as Friends service. Refer to Note 4. Segment Information for further details.

2. Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2017.

The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on May 10, 2018.

The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

Intercompany balances and transactions have been eliminated upon consolidation.

3. Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2018 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the three-month periods ended March 31, 2017 and 2018 and annual consolidated financial statements as of December 31, 2017, except for the following standards.

1. IFRS15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to all revenue arising from contracts with customers, regardless of the type of transaction or industry, with limited exceptions.

The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. The Group has concluded that the current methods of revenue recognition and measurement are in accordance with IFRS 15, with the exception of the following services.

The Group has adopted IFRS 15 from the fiscal year 2018. The Group has used the modified retrospective method which is to record cumulative amount of the impact at the beginning balance of the retained earnings upon adoption.

(1) LINE Stickers and Creator Stickers

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over an estimated usage period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Stickers which represented the consumption of the user’s benefits, and recognized revenue during the earlier part of the estimated usage period.

On the other hand, the concept of a service of standing ready is clarified under IFRS 15. IFRS 15 clarified the service of standing ready as to provide services or to make services available to the users for their use as and when the users decide. The Group determines that LINE Stickers and Creator Stickers services which the Group provides to its users are similar to the concept of a service of standing ready. The performance obligation of the Group to the customers which are the users who purchased Stickers is to make the Stickers and Creator Stickers available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes LINE Stickers and Creator Stickers available to the users for their use. Therefore, the Group determines that its performance obligation is evenly satisfied over time and assessed that a straight-line method over an estimated usage period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 15 million yen, and the operating profit from operating activities increased by 35 million yen for the three-month ended March 31, 2018.

(2) LINE Sponsored Stickers

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over a contract period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Sponsors Stickers which represent its progress of rendering the services, and recognized revenue based on the users usage pattern of Sponsors Stickers which was weighted towards the earlier part of the period.

On the other hand, under IFRS 15, the definition of a “customer” is clarified and it is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Also, the contract with “customers” is within the scope of IFRS 15, and IFRS 15 requires to measure the progress towards complete satisfaction of a performance obligation to “customers.”

In the LINE Sponsored Stickers contract, only an advertiser is obligated to pay consideration for Sponsored Stickers service to the Group, and the users who use Sponsored Stickers do not pay any consideration to the Group directly or indirectly. Therefore, the Group determines the advertisers as “customers.” The performance obligation of the Group to the advertisers is to make the Sponsored Stickers available to the users for their use at any time over a contract period. Accordingly, the Group has assessed that a straight-line method over a contract period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 125 million yen, and the operating profit from operating activities increased by 114 million yen for the three-month ended March 31, 2018.

(3) LINE Point Ad

The new standard resulted in a change to the timing of revenue recognition, whereby the Group is recognize revenue at the time when the LINE Points are issued to the users rather than when the LINE Points are utilized by the users.

Under the previous standard, the portion of the revenue of LINE Point Ad service attributable to LINE Points was measured at the fair value of LINE Points, and revenue related to unused LINE Points at the end of the accounting period was deferred, while revenue related to redeemed LINE Points was recognized in accordance with the revenue recognition policy for the virtual item purchased.

On the other hand, the definition of a “customer” is clarified under IFRS 15 as mentioned above. Upon the adoption of the IFRS 15, the Group determines the advertisers as customers for LINE Point Ad services because only the advertisers pay the transaction prices consideration to the Group for the advertising services the Group provides and the users who receive LINE Points, do not pay any transaction prices directly or indirectly. The Group considers its performance obligation in the contract with a customer who is an advertiser, is to be satisfied when the Group issues the LINE Points to the users because the Company does not have any obligations toward the advertisers to manage LINE Points or to provide users other services in exchange for the LINE points, thereafter for the advertisers. As a result, the Group has assessed to recognize revenue at the time when LINE Points are issued to the users.

Also, under IFRS 15, the Group recognizes provisions for the expenses expected to be incurred in relation to the consumption of LINE points, and such expenses are recognized at the same time as LINE Points are issued to the users and as the Group satisfies its performance obligations. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 50 million yen, and the operating profit from operating activities decreased by 9 million yen for the three-month ended March 31, 2018.

(4) Advertising services

For advertising services such as official account, an advertising agency may be involved to obtain contracts from customers and provide, on behalf of the Company, services to customers such as formatting advertisement publication to comply with the Group’s specification or standards of advertisement publication. In such transaction, the new standard will result in a change to the method of revenue recognition, whereby the Group will recognize revenue by the gross recognition where the Group recognizes consideration received from customers including the share of advertising agencies rather than net recognition where the Group recognizes consideration received from customers excluding the share of advertising agency.

Under the previous standard, the Company recognized revenue by excluding the share attributable to the advertising agency from the total consideration received from the customer due to the facts that the share of the advertising agency was identified as an individually identifiable element, that the Company did not directly provide the service and earned revenue at constant rate, and that the Company did not bear credit risks.

On the other hand, IFRS 15 clarifies the evaluation of whether an entity is a principal or an agent based on the identification of performance obligations and transfer of control for the services. Especially, it is stated that “an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.” Guidance and indicators for whether an entity controls the specified goods or services to be provided by another parties to customers are revised. This revision of the guidance and indicators includes a right to a service to be performed by the other party which gives the entity the ability to direct that party to provide the service to the customer on the entity's behalf. Since the service provided by advertising agencies such as formatting advertisement publication is provided to customers based on the Group’s specification or standards of advertisement publication, the Group determined that the Group controls the service provided by the advertising agency and thus the Group is the principal. As a result, the Company determined to change the recognition method of revenue based on the total consideration received from a customer, including the service provided by the advertising agent. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 2,086 million yen for the three-month ended March 31, 2018.

Moreover, in accordance with IFRS 15, the Group recognizes costs of contract which consist of consideration payable to the advertising agency as an asset and will expense as the related revenues are recognized. If the advertising contract is renewed at the end of the original term, another consideration payable to the advertising agency will be incurred, and such cost will be expensed during the period that is the same period which the revenue of the advertising contract is recognized for. Therefore, compared to the previous method, the sales commission expenses increased by 2,086 million yen for the three-month period ended March 31, 2018. However, as sales commission expenses increased by the same amount as the revenues, there is no effect on the profit from operating activities.

As a result, the opening balance of accumulated deficit is adjusted as following.

(In millions of yen)
January 1, 2018
LINE Stickers and Creator Stickers	(967)
LINE Sponsored Stickers	(760)
LINE Point Ad	667
Other	(63)
Total	(1,123)

The adjustments made to line items presented on the financial statements due to the change from IAS 18 Revenue and other standards applied previously (collectively, the IAS 18 and other) to IFRS 15 are as follows. Reclassifications are made to reflect the terms used under IFRS 15. Certain amounts previously presented in trade and other receivables related to advertising services are reclassified into contract assets, while certain amounts previously presented in advances received arising from LINE Points and in deferred revenue associated with LINE stickers or advertising services are reclassified into other financial liabilities, current and contract liabilities.

(In millions of yen)
	January 1, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	January 1, 2018 (under IFRS 15)
Trade and other receivables	42,892	(437)	(792)	41,663
Contract assets	－	437	－	437
Other current assets	7,438	－	1,052	8,490
Deferred tax assets	16,492	－	384	16,876
Other financial liabilities, current	28,003	4,633	－	32,636
Contract liabilities	－	22,588	1,391	23,979
Advances received	17,975	(17,975)	－	－
Deferred revenue	9,246	(9,246)	－	－
Provision, current	991	－	472	1,463
Accumulated deficit	(4,294)	－	(1,123)	(5,417)
Accumulated other comprehensive income	7,440	－	(8)	7,432
Non-controlling interests	4,902	－	(89)	4,813

(In millions of yen)
	March 31, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	March 31, 2018 (under IFRS 15)
Trade and other receivables	39,913	(307)	(973)	38,633
Contract assets	－	307	－	307
Other current assets	7,048	－	1,165	8,213
Deferred tax assets	16,055	－	380	16,435
Other financial liabilities, current	28,649	3,284	－	31,933
Contract liabilities	－	23,374	1,097	24,471
Advances received	17,286	(17,286)	－	－
Deferred revenue	9,372	(9,372)	－	－
Provision, current	1,637	－	522	2,159
Accumulated deficit	(4,444)	－	(1,056)	(5,500)
Accumulated other comprehensive income	3,807	－	2	3,809
Non-controlling interests	4,061	－	9	4,070

For the three-month periods ended March 31
(In millions of yen)
	2018 (under IAS 18 and other)	Reclassification	Remeasurement	2018 (under IFRS 15)
Revenue and other operating income
Revenues	46,460	－	2,276	48,736
Other operating income	1,473	－	－	1,473
Revenue and other operating income total	47,933	－	2,276	50,209

Operating expenses
Payment processing and licensing expenses	(7,316)	－	10	(7,306)
Sales commission expenses	(914)	－	(2,097)	(3,011)
Employee compensation expenses	(13,493)	－	－	(13,493)
Marketing expenses	(3,931)	－	－	(3,931)
Infrastructure and communication expenses	(2,601)	－	－	(2,601)
Subcontract and other service expenses	(7,937)	－	－	(7,937)
Depreciation and amortization expenses	(2,329)	－	－	(2,329)
Other operating expenses	(8,305)	－	(50)	(8,355)

Operating expenses total	(46,826)	－	(2,137)	(48,963)

Profit from operating activities	1,107	－	139	1,246

Loss before tax from continuing operations	(277)	－	139	(138)
Income tax expenses	(1,603)	－	(33)	(1,636)
Loss for the period from continuing operations	(1,880)	－	106	(1,774)

Loss for the period	(1,876)	－	106	(1,770)
Attributable to:
The shareholders of the Company	(1,480)	－	97	(1,383)
Non-controlling interests	(396)	－	9	(387)

Earnings per share				(In yen)
Basic loss for the period attributable to the shareholders of the Company	(6.22)	－	0.40	(5.82)
Diluted loss for the period attributable to the shareholders of the Company	(6.22)	－	0.40	(5.82)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	(6.24)	－	0.40	(5.84)
Diluted loss from continuing operations attributable to the shareholders of the Company	(6.24)	－	0.40	(5.84)

Under the previous standard, the Group recognized considerations received from advertisers as advertising revenue after subtracting the share of advertising agencies. However, under IFRS 15, the Group recognizes such revenue by the gross recognition where the Group recognizes considerations received from advertisers including the portion for the services provided by the advertising agencies. As a result, the amount of expenses which were to be paid to the advertising agencies increased and became material. Therefore, the “sales commission expenses” which were included in the “authentication and other service expenses” are presented separately in the Interim Condensed Consolidated Financial Statement of Profit or Loss from the three-month period ended March 31, 2018, and the remaining “authentication and other service expenses” is now presented as “subcontract and other service expenses” as the materiality of authentication expenses decreased. The change was applied to the Interim Condensed Consolidated Financial Statement of Profit or Loss for the three-month period ended March 31, 2017.

2. IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project. IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. The Group has applied the following accounting policies in accordance with IFRS 9 commencing on January 1, 2018.

(1) Classification of financial assets

Based on the Group’s business model for managing the financial assets and the characteristics of contractual cash flow of the financial assets, the Group classifies the financial assets by following categories. Gains and losses arising from assets measured at fair value are either recorded in profit or loss or other comprehensive income, depending on the Group’s intention. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

i. Financial assets as amortized cost

Financial assets measured at amortized cost are debt instruments held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest.

ii. Financial assets at fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are debt instruments whose contractual cash flows represent solely payments of principal and interest on the principal amount outstanding and which are held within a business model both to collect contractual cash flows and sell and equity instruments which the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

iii. Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are the financial assets that are not classified as financial asset at amortized cost or financial assets at fair value through other comprehensive income.

(2) Measurement of financial assets

Initial measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Subsequent measurement

Debt instruments:

i. Amortized cost

Financial assets at amortized cost are measured at amortized cost using the effective interest method, and related interest income is included in finance income. When the asset is derecognized or impaired, a gain or loss on a debt investment is recognized in profit or loss.

ii. Fair value through other comprehensive income (FVOCI)

Subsequent to initial recognition, financial assets are measured at fair value and gains or losses arising from changes in the fair value are recorded in other comprehensive income, except for the recognition of interest revenue, foreign exchange gains or losses and expected credit losses which are recognized in profit or loss. When debt investments are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

iii. Fair value through profit or loss

Subsequent to initial recognition, financial assets are measured at fair value. A gain or loss on debt instruments which is not part of a hedging relationship is recognized in profit or loss.

Equity instruments:

Where the Group has irrevocably elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, movements in the carrying amount by fair value measurement are recognized as other comprehensive income. There is no subsequent reclassification of cumulative gains or losses previously recognized in other comprehensive income to profit or loss. Where the Group has not elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, movements in the carrying amount by fair value measurement are recognized in profit or loss.

Dividends from equity investments are recognized in profit or loss as “Other operating income” when the Group’s right to receive payments is established.

(3) Impairment of financial assets

The Group assesses the expected credit losses associated with its assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Group applies the simplified approach permitted by IFRS9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The Group has applied IFRS 9 retrospectively and has determined not to restate the comparative information for the period beginning January 1, 2017. As a result, the comparative information is prepared based on the Group’s pervious accounting policies. On January 1, 2018, the Group has assessed which business models to apply to its financial assets and liabilities and classified such financial assets and liabilities in to appropriate classification under IFRS 9. The impacts of these classifications are as follows.

(In millions of yen)
			Balance as of January 1, 2018 under IFRS 9				Impacts by adoption of IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial assets
Trade and other receivables
Loans and receivables	3	42,892	―	―	42,892	42,892	―	―	―
Total		42,892	―	―	42,892	42,892	―	―	―
Other financial assets, current
Loans and receivables
Time deposits	3	12,002	―	―	12,002	12,002	―	―	―
Short-term loans	3	206	―	―	206	206	―	―	―
Corporate bonds and other debt instruments	4	849	―	852	―	852	6	(3)	3
Available-for-sale financial assets		6	―	6	―	6	―	―	―
Office security deposits		195	―	―	195	195	―	―	―
Total		13,258	―	858	12,403	13,261	6	(3)	3
Other financial assets, non-current
Held-to-maturity investments	6	280	―	―	280	280	―	―	―
Loans and receivables
Corporate bonds and other debt instruments	4, 5	7,986	28	7,997	―	8,025	52	(13)	39
Guarantee deposits	3	726	―	―	726	726	―	―	―
Office security deposits	3	5,709	―	―	5,709	5,709	―	―	―
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock		1,862	1,862	―	―	1,862	―	―	―
Available-for-sale financial assets	1, 2	15,388	5,262	10,126	―	15,388	―	―	―
Other		133	―	44	89	133	―	―	―
Total		32,084	7,152	18,167	6,804	32,123	52	(13)	39

							(In millions of yen)
			Balance as of January 1, 2018 under IFRS 9				Impacts by adoption of IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3	28,810	―	―	28,810	28,810	―	―	―
Total		28,810	―	―	28,810	28,810	―	―	―
Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received		5,730	―	―	5,730	5,730	―	―	―
Short-term borrowings		22,224	―	―	22,224	22,224	―	―	―
Others		49	―	―	49	49	―	―	―
Total		28,003	―	―	28,003	28,003	―	―	―
Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement		23	―	―	23	23	―	―	―
Others		93	―	―	93	93	―	―	―
Financial liabilities at fair value through profit or loss
Put option liabilities		486	486	―	―	486	―	―	―
Total		602	486	―	116	602	―	―	―

Following are the impacts on accumulated deficit and accumulated other comprehensive income by classification and measurement of financial assets at January 1, 2018.

(In millions of yen)
	Notes	Accumulated deficit	Accumulated other comprehensive income - Financial assets at FVOCI
Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IAS 39		(4,294)	3,928

Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss	1	316	(316)
Transfer of impairment losses arising from reclassification of available-for-sale financial assets to financial assets at FVOCI and recognized previously in profit or loss	2	1,000	(1,000)
Fair value measurement of financial assets classified from loans and receivables to financial assets at FVOCI as of January 1, 2018	4	―	42
Increase in provision for debt instruments at FVOCI	4	(16)	16
Adjustment to shareholders’ equity from adoption of IFRS 9		1,300	(1,258)
Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IFRS 9		(2,994)	2,670

(1) Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss

The investments in private equity investment funds of 2,966 million yen and redeemable preferred stocks of unlisted companies of 2,296 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at fair value through profit or loss as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding and as the maturities of such investments were predetermined. Also, cumulative loss and its tax effects through fair value measurements of 259 million yen were reclassified from accumulated other comprehensive income to accumulated deficit.

(2) Reclassification from available-for-sale financial assets to financial assets at FVOCI

The investments in listed equity securities and private equity and other financial instruments of 9,728 million yen, investments in corporate bonds of 402 million yen, and investments in partnerships of 2 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at FVOCI as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding and as the Group has determined to measure such investments at FVOCI. Also, related cumulative impairment loss and its tax effects of 1,000 million yen were reclassified from accumulated deficit to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments which are measured at FVOCI as the Group has judged that the risks for such investments are low.

(3) Reclassification from loans and receivables to financial assets at measured at amortized cost

Time deposits of 12,002 million yen, loans of 206 million yen, guarantee deposits of 726 million yen and office security deposits of 5,709 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. The amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

(4) Reclassification from loans and receivables to financial assets at FVOCI

Corporate bonds of 8,807 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at FVOCI as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by both collecting contractual cash flows and selling of these financial assets for profit. Fair value gains and related tax effects of 42 million yen measured at January 1, 2018, were adjusted to the accumulated other comprehensive income. Also, expected credit losses of 16 million yen measured at January 1, 2018 were recognized as a loss allowance provision and adjusted to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments which are measured at FVOCI as the Group has judged that the risks for such investments are low.

(5) Reclassification from loans and receivables to financial assets at fair value through profit or loss

A convertible bond of 28 million yen as of January 1, 2018, was reclassified from loans and receivables to financial assets at fair value through profit or loss as the cash flow did not represent solely payments of principal and interest on the principal amount outstanding and as the maturity was predetermined. There was no effect to accumulated deficit and accumulated other comprehensive income at January 1, 2018, due to the reclassification.

(6) Reclassification from held-to-maturity financial assets to financial assets at measured at amortized cost

Japanese government bonds of 280 million yen as of January 1, 2018, were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these financial assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. The amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

The group does not early adopt standards, interpretations and amendments which are issued but not yet effective.

4. Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group's Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company's board of directors. No operating segments have been aggregated to form the reportable segments.

In 2018, the Group changed its operating segment from one component to two components as the budget has been prepared based on the Core business and Strategic business and as the Company’s board of directors changed the unit of components to assess performance of the Group from a single segment to two segments, Core business segment and Strategic business segment.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of Core business based on the growth of revenue and profitability and of Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1) Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of Advertising service, communication and content. Advertising services mainly includes display advertising, accounts advertising, and portal advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly include LINE Official Accounts and Sponsored Stickers. Portal advertising mainly include advertisements on the services such as livedoor blog and NAVER Matome. Communication mainly includes LINE Stickers. Content mainly includes LINE Games. Core business segment includes other services such as LINE Part-time Job.
Strategic business segment	Strategic business segment consists of Fintech services such as LINE Pay service, and other commerce such as AI and LINE Friends services.

(2) Profit or Loss for the Group’s operating segments

The Group’s operating profit for each segment is prepared mainly by the same method as the preparation of consolidated financial statements, except certain items such as other operating income and share-based compensation expenses are included in corporate expenses and adjustments. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses information after eliminating intercompany transactions for their performance assessment, there is no adjustments between segments.

From the fiscal year of 2018, the Group changed its operating segment into Core business segment and Strategic business segment, as the Company’s board of directors assesses performance based on these components. From the fiscal year 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment in fiscal year 2017 was prepared mainly based on the same method as in fiscal year 2018 where practicable and restated accordingly.

For the three-month period ended March 31, 2017

(In millions of yen)
	Reportable segments
	Core business	Strategic business	Total	Corporate expenses and adjustments(1)	Consolidated
Revenue from external customers(2)	35,690	3,215	38,905	11	38,916
Segment profit/(loss)	7,289	(2,676)	4,613	(588)	4,025
Depreciation and amortization expenses	1,327	149	1,476	－	1,476
(1)	Corporate expenses and adjustments mainly include differences arising from separate exchange rates used in management accounting, other operating income and share-based compensation expenses.
(2)	Revenue from external customers for the three-month period ended March 31, 2017 is presented based on IAS 18.

For the three-month period ended March 31, 2018

(In millions of yen)
	Reportable segments
	Core business	Strategic business	Total	Corporate expenses and adjustments(1)	Consolidated
Revenue from external customers	42,713	6,063	48,776	(40)	48,736
Segment profit/(loss)	8,038	(7,141)	897	349	1,246
Depreciation and amortization expenses	1,969	364	2,333	(4)	2,329
(1)	Corporate expenses and adjustments mainly include differences arising from separate exchange rates used in management accounting, other operating income and share-based compensation expenses

The reconciliation of segment profit to profit/(loss) before tax from continuing operations is as follows:
	(In millions of yen)
	2017	2018
Segment profit	4,025	1,246
Financial income	25	99
Financial costs	(6)	(8)
Share of loss of associates and joint ventures	(794)	(1,804)
Loss on foreign currency transactions, net	(362)	(564)
Other non-operating income	678	976
Other non-operating expenses	-	(83)
Profit/(loss) before tax from continuing operations	3,566	(138)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3) Revenues from Major Services

The Group's revenues from continuing operations from its major services for the three-month periods ended March 31, 2017 and 2018 are as follows. Revenues for the three-month period ended March 31, 2017 are presented using IAS18 as the Group uses the modified retrospective method in the adoption of IFRS15.

The difference in the amount of revenue from (2) Revenue and profit for the Group’s operating segments are due to the exchange rate differences used in management accounting.

Revenues recognized at one time consist mainly of revenues from Friends services.

	(In millions of yen)

	2017	2018
Core business
Advertising
Display advertising(1)	4,925	9,128
Account advertising(2)	8,955	13,468
Portal advertising (3)	2,644	2,575
Sub-total	16,524	25,171
Communication, content, and others
Communication(4)	8,067	7,415
Content(5)	10,441	9,231
Others	668	864
Subtotal	19,176	17,510
Core business total	35,700	42,681

Strategic business
Friends(6)	2,643	3,390
Others(7)	573	2,665
Strategic business total	3,216	6,055
Total	38,916	48,736
(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from portal advertising were mainly attributable to advertising revenue from livedoor and NAVER Matome.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAMES's virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from LINE Mobile service.

5. Property and Equipment

During the three-month periods ended March 31, 2017 and 2018, the Group acquired property and equipment with a cost of 5,508 million yen and 4,672 million yen, respectively. During the three-month period ended March 31, 2017, such purchases mainly consisted of furniture and fixture in the amount of 4,724 million yen, which includes the recognition of asset retirement obligations in the amount of 2,073 million yen, related to the relocation of the headquarter offices. During the three-month period ended March 31, 2018, such purchases mainly consisted of servers infrastructures in the amount of 3,348 million yen related to the Core business segment and Strategic business segment.

Contractual commitments for the acquisition of property and equipment as of December 31, 2017 and March 31, 2018 were 527 million yen and 703 million yen, respectively.

6. Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the three-month period ended March 31, 2017 of 54.2% differed from the Japanese statutory tax rate of 33.1 % for the year ended December 31, 2016. The effective income tax rate of 54.2% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the three-month period ended March 31, 2018 of (1,182.1)% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2017. The effective income tax rate of (1,182.1)% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the three-month period ended March 31, 2018 was (1,182.1)% compared to the effective tax rate of 54.2% for the three-month period ended March 31, 2017. This change resulted mainly due to increase in deductible temporary differences arising from increase in the share of loss of associates and joint ventures which were not expected to be realized within a foreseeable period. The change was also due to increase in the amount of pre-tax losses recorded by certain subsidiaries as expenses such as subcontract expenses increased while the amount of deductible temporary differences which the Group could not recognize for tax benefits increased.

7. Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IAS 39 Financial Instruments: Recognition and Measurement and IFRS 9 Financial Instrument, as of December 31, 2017 and March 31, 2018 respectively, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 12 Fair Value Measurements for more details of the available-for-sale financial assets, which are measured at fair value.

(In millions of yen)
	December 31, 2017		March 31, 2018
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	-		38,633
Loans and receivables	42,892		-
Total	42,892		38,633
Other financial assets, current
Financial assets at amortized cost
Time deposits	-		13,785
Short-term loans	-		423
Office security deposits	-		187
Financial assets at FVOCI	-	-	3,076	3,076
Loans and receivables
Time deposits	12,002		-
Short-term loans	206		-
Corporate bonds and other debt instruments	849		-
Available-for-sale financial assets	6	6	-	-
Office security deposits	195		-
Total	13,258		17,471
Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments	-	-	280	290
Guarantee deposits(1)	-	-	714
Office security deposits	-		5,820	5,664
Financial assets at FVOCI	-	-	19,725	19,725
Financial assets at fair value through profit or loss	-	-	8,074	8,074
Held-to-maturity investments(1)	280	291	-	-
Loans and receivables
Corporate bonds and other debt instruments	7,986	8,036	-	-
Guarantee deposits(1)	726		-
Office security deposits	5,709	5,546	-	-
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock	1,862	1,862	-	-
Available-for-sale financial assets(2)	15,388	15,388	-	-
Other	133		90
Total	32,084		34,703

(In millions of yen)
	December 31, 2017		March 31, 2018
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	28,810		27,702
Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	5,730		9,505
Short-term borrowings(3)	22,224		22,148
Others	46		51
Financial liabilities at fair value through profit or loss
Put option liabilities	3		229
Total	28,003		31,933
Other financial liabilities, non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	23	23	23	23
Others	93		98
Financial liabilities at fair value through profit or loss
Put option liabilities	486	486	229	229
Total	602		350

(1)	The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 635 million yen as of December 31, 2017 and 635 million yen as of March 31, 2018. The Group also had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2017 and 280 million yen as of March 31, 2018, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 12,500 million yen with a weighted average guarantee fee rate of 0.1% and for 13,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2017 and as of March 31, 2018, respectively, to comply with the Japanese Payment Services Act.
(2)	Gain on sales of 544 million yen was recognized for available-for-sale financial assets for the three-month period ended March 31, 2017.
(3)	The weighted average interest rate of the remaining outstanding short-term borrowings was 0.1% as of December 31, 2017 and 0.1 % as of March 31, 2018.

8. Issued Capital and Reserves

(1) Shares issued

The movements of shares issued for the three-month period ended March 31, 2018 are as follows:

	Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2018	238,496,810	92,369
Exercise of stock options(1)	288,500	360
March 31, 2018	238,785,310	92,729

(1) Refer to Note 13 Share-Based Payments for further details.

(2) Share premium

The movements in share premium for the three-month period ended March 31, 2017 are as follows:

(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2017	21,935	294	68,979	91,208
Share-based payments	748	—	—	748
Exercise of stock options	(2,248)	—	1,793	(455)
Forfeiture of stock options	(8)	—	—	(8)
Cost related to issuance of common shares(3)	—	—	(6)	(6)
Acquisition of non-controlling interests	—	—	(46)	(46)
March 31, 2017	20,427	294	70,720	91,441

The movements in share premium for the three-month period ended March 31, 2018 are as follows:

(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2018	7,062	294	86,204	93,560
Share-based payments	586	—	—	586
Exercise of stock options	(528)	—	440	(88)
Forfeiture of stock options	—	—	—	—
Cost related to issuance of common shares(3)	—	—	(1)	(1)
Acquisition of non-controlling interests	—	—	—	—
March 31, 2018	7,120	294	86,643	94,057
(1)	Refer to Note 13 Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)	Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

9. Revenue from contracts with customers

The Group has recognized the following amounts relating to revenue in the Interim Condensed Consolidated Statement of Profit or Loss for the three-month period ended March 31, 2018:

(In millions of yen)
2018
Revenue from contracts with customers
Revenue(1)	48,736
Other operating income: virtual credits breakage income	68
48,804
Revenue from other sources
Other operating income	1,405
(1) Refer to Note 4. Segment Information for further details of revenue per segment.

Trade and other receivables, contract assets and liabilities:

	(In millions of yen)
	January 1, 2018	March 31, 2018
Trade and other receivables	41,663	38,633
Contract assets(1)	437	307
Contract liabilities
Unsatisfied performance obligations(2)	12,778	12,670
Virtual credits(3)	11,201	11,801
Total contract liabilities	23,979	24,471
(1)	Contract assets mainly consists of transactions related to the advertising contracts in which the revenues from these transactions are recognized over time by measuring the progress towards completion of satisfaction of the performance obligations.
(2)	Unsatisfied performance obligations will be fulfilled within a year.
(3)	The timing of transfer of goods or services related to virtual credits is determined at the customer's discretion.

Revenue recognized in relation to contract liabilities which were outstanding as of January 1, 2018 are as follow:

(In millions of yen)
January 1, 2018
Unsatisfied performance obligation	7,956
Virtual credits	4,024

The Group recorded 747 million yen of contract costs as of March 31, 2018 in the Interim Condensed Consolidated Statement of Financial Position and amortization expenses of such assets during the three-month period ended March 31, 2018 was 446 million yen.

10. Discontinued Operations

On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The aggregated results of the discontinued operations for the three-month periods ended March 31, 2017 and 2018 are presented below.

(In millions of yen)
	2017	2018
Revenues	—	6
Expenses	(5)	0
Loss before tax from discontinued operations	(5)	6
Income taxes on disposal(1)	2	(2)
Loss for the period from discontinued operations (attributable to the shareholders of the Company)	(3)	4
(1)	The income taxes for the three-month periods ended March 31, 2017 and 2018 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss during the period.

The aggregated cash flow information for the discontinued operations for the three-month periods ended March 31, 2017 and 2018 are presented below.

(In millions of yen)
	2017	2018
Operating	(93)	(5)
Investing	—	—
Financing	—	—
Net cash outflow	(93)	(5)

11. Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the three-month period ended March 31
(In millions of yen, except number of shares)
	2017	2018
Profit/(loss) for the period attributable to the shareholders of the Company from continuing operations	1,440	(1,387)
(Loss)/profit for the period attributable to the shareholders of the Company from discontinued operations	(3)	4
Total profit/(loss) for the period attributable to the shareholders of the Company for basic and diluted earnings per share	1,437	(1,383)
Weighted average number of total common shares	218,411,890	238,631,431
Weighted average number of total treasury shares	－	(1,007,710)
Weighted average number of common shares for basic earnings per share(1)	218,411,890	237,623,721
Effect of dilution:
Stock options	18,572,211	－
Employee Stock Ownership Plan (J-ESOP)	－	－
Weighted average number of total common shares adjusted for the effect of dilution	236,984,101	237,623,721

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive.

Potential common shares used in the calculation of diluted earnings per share for the three-month period ended March 31, 2017, included options representing 21,684,500 which were outstanding as of March 31, 2017 as they had a dilutive impact on profit per share from continuing operations.

Potential common shares used in the calculation of diluted earnings per share for the three-month period ended March 31, 2018, excluded options representing 5,501,813 which were outstanding as of March 31, 2018 as they had a antidilutive impact on profit per share from continuing operations.

12.	Fair Value Measurements
(1)	Fair value hierarchy
The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the Interim Condensed Consolidated Statement of Financial Position based on the following inputs:
• Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
• Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
• Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.
Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.
(2)	Fair value measurements by fair value hierarchy
Assets and liabilities measured at fair values on a recurring basis in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2017 and March 31, 2018 are as follows:
(In millions of yen)
December 31, 2017	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	—	—	1,862	1,862
Available-for-sale financial assets
Listed equity investments	1,574	—	—	1,574
Private equity and other financial instruments	—	—	13,820	13,820
Total	1,574	—	15,682	17,256
Financial liability at fair value through profit or loss
Put option liabilities	—	—	486	486
Total	—	—	486	486

(In millions of yen)
March 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	—	—	8,074	8,074
Financial assets at FVOCI
Equity instruments	1,573	—	10,444	12,017
Debt instruments	—	10,784	—	10,784
Total	1,573	10,784	18,518	30,875
Financial liability at fair value through profit or loss
Put option liabilities	—	—	458	458
Total	—	—	458	458

There have been no transfers among Level 1 and Level 2 during the fiscal year ended December 31, 2017 and three-month period ended March 31, 2018, except for the transfer from Level 1 to Level 3 as described in (3) below.

(3) Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In millions of yen)
	2017		2018
	Private equity investments and other financial instruments	Conversion right and redemption right of preferred stock	Private equity investments and other financial instruments	Put option liabilities
Fair value as of January 1(4)	12,795	325	15,682	(486)
Total gain for the period:
Included in profit or loss(1)	138	99	900	16
Included in other comprehensive income(2)	322	—	394	—
Comprehensive income	460	99	1,294	16
Purchases	1,309	—	2,108	—
Sales	(142)	—	—	—
Others	—	—	(38)	(3)
Transfers in(3)	326	—	—	—
Effect of exchange rate changes	376	14	(528)	15
Fair value as of March 31	15,124	438	18,518	(458)
(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)	This amount is included in “Net changes in fair value” of available-for-sale financial assets and of equity instruments at FVOCI in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.
(3)	During the three-month period ended March 31, 2017, a company was delisted from a stock exchange in the US subsequent to our purchase of its equity securities. Accordingly, such equity investment was transferred from Level 1 to Level 3.
(4)	This amount includes the conversion right and redemption right of preferred stock with fair values of 1,862 million yen recorded as of December 31, 2017. Refer to Note 3 Significant accounting policies for further details.

(4) Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Interim Condensed Consolidated Statements of Financial Position

Financial asset at fair value through profit or loss

Financial asset at fair value through profit or loss categorized within Level 3 primarily consist of private equity investment funds, unlisted equity securities and conversion right and redemption right of preferred stock. Conversion right and redemption right of preferred stock are measured at fair value using a binomial option pricing model as of December 31, 2017 and March 31, 2018. Private equity investment funds are measured at fair value based on net asset value and unlisted equity securities are measured at fair value either based on the most recent transactions, the market approach, or the discount cash flow model as of March 31, 2018.

Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial asset at fair value through profit or loss:

Valuation technique	Significant unobservable input	December 31, 2017	March 31, 2018
Binomial option pricing model	Comparable listed companies’ average historical volatility	46.0% - 49.2%	47.4%
	Discount rate	2.5%	2.6%
Market approach - market comparable companies	EBITDA multiple	—	11.5
	Revenue multiple	—	1.4 - 2.9
Discount cash flow model	Discount rate	—	12.9%
	Growth rate	—	1.0%

A significant increase (decrease) in the comparable listed companies ’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

A significant increase (decrease) in the EBITDA, revenue multiple and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the unlisted equity securities.

Put option liabilities

The put option liabilities are options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly option pricing model or the Monte Carlo simulation. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities:

Valuation technique	Significant unobservable input	December 31, 2017	March 31, 2018
Option pricing model	Comparable listed companies' average historical volatility	45.0%	45.0％
	Discount rate	4.3%	4.3%
Monte Carlo simulation	Comparable listed companies’ average historical volatility	41.4% - 49.2%	39. 9% - 52.2%
	Discount rate	2.5%	2.1% - 14.0%

A significant increase (decrease) in the comparable listed companies' average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income categorized within Level 3 consist of unlisted equity securities. Unlisted equity securities are measured at fair value either based on the market approach or the discount cash flow model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2017	March 31, 2018
Market approach - market comparable companies	EBITDA multiple	—	11.4 - 13.6
	EBIT multiple	—	11.4-13.7
	Revenue multiple	—	2.7 - 6.0
	Liquidity discount	—	30%
Discount cash flow model	Discount rate	—	12.9%
	Growth rate	—	1.0%

A significant increase (decrease) in the EBITDA, EBIT, revenue multiple, and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

Private equity and other financial instruments

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2017. Unlisted equity securities are measured at fair value either based on the most recent transactions, the market approach and option pricing model, or the discount cash flow model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2017	March 31, 2018
Market approach – market comparable companies	EBITDA multiple	11.6-12.8	—
	EBIT multiple	11.4-19.3	—
	Revenue multiple	1.4-6.2	—
	Liquidity discount	30%	—
Option pricing model	Comparable listed companies' average historical volatility	49.7%-76.2%	—
	Discount rate	(0.1%)-2.6%	—
Discount cash flow model	Discount rate	12.8% - 13.0%	—
	Growth rate	1.0% - 2.0%	—

A significant increase (decrease) in the EBITDA, EBIT, revenue multiple and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies' average historical volatility, and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

13. Share-Based Payments

The Group has stock option incentive plans for directors and employees.

(1) Stock Option Plan

For the stock options granted during the years ended December 31, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. For the stock options granted during the year ended December 31, 2017, each stock option represents the right to purchase 100 common shares at a fixed price for a defined period of time. The exercise price of stock options, which were granted during the year ended December 31, 2013 was 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015 was 1,320 yen. The exercise price of stock options granted during the year ended December 31, 2017 was 4,206 yen.

The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted during the years ended December 31, 2013, 2014, and 2015 vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the year ended December 31, 2017 vest 25% of stock options per year over a period of four years from the grant date and are exercisable from the vesting date until July 18, 2027. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

i.	Movements during the three-month period ended March 31, 2018
The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding Common Stock Options on a per-common-share basis during the period:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2018	5,577,000	2,421
Granted during the period	—	—
Forfeited during the period	(60,100)	4,206
Exercised during the period(1)	(288,500)	943
Expired during the period	—	—

Outstanding at March 31, 2018	5,228,400	2,482

Exercisable at March 31, 2018	2,902,500	1,101

(1) The weighted average share price at the date of exercise of these options was 4,498 yen.

ii.	The exercise price and the number of shares for options outstanding as of March 31, 2018 are as follows:

Grant dates	Exercise price (yen)	Number (Shares)
December 17, 2013	344	652,000
February 8, 2014	1,320	781,000
August 9, 2014	1,320	193,000
November 1, 2014	1,320	134,500
February 4, 2015	1,320	1,142,000
July 18, 2017	4,206	2,325,900

The weighted average remaining contractual life for the stock options outstanding as of March 31, 2018 was 7.6 years.

iii.	The Group has recognized 748 million yen and 427 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the three-month periods ended March 31, 2017 and 2018, respectively.

(2) Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.
In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares and 26,946 shares to the employees of the Group on July 18, 2017 and January 1, 2018, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.
Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020.

i.	Movements during the three-month period ended March 31, 2018

The following table illustrates the movements in outstanding points during the three-month period ended March 31, 2018:

J-ESOP (Equity-settled)
Number (Points(1))
Outstanding at January 1, 2018	251,302
Granted during the period	26,946
Forfeited during the period	(4,835)
Exercised during the period	–
Expired during the period	–
Outstanding at March 31, 2018	273,413
Exercisable at March 31, 2018	–
(1) One point is equal to one share.

ii.	The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points, and the weighted average remaining contractual life as of March 31, 2018 was 1.3 years.
iii.	The fair value of the points issued on January 1, 2018 was the share price of the day the points were granted, 4,865 yen.
iv.	The expenses recognized in connection with share-based payments during the three-month periods ended March 31, 2017 and 2018 are nil and 158 million yen, respectively.

(3) Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares and 58,794 shares to the employees of the Group on July 18, 2017 and on January 1, 2018, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020.

i.	Movements during the three-month period ended March 31, 2018

The following table illustrates the movements in outstanding points during the three-month period ended March 31, 2018:

J-ESOP (Cash-settled)
Number (Points(1))
Outstanding at January 1, 2018	533,502
Granted during the period	58,794
Forfeited during the period	(13,170)
Exercised during the period	–
Expired during the period	–
Outstanding at March 31, 2018	579,126
Exercisable at March 31, 2018	–
(1) One point is equal to one share.

ii.	The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points, and the weighted average remaining contractual life as of March 31, 2018 was 1.3 years.
iii.	The fair value of the points granted on January 1, 2018 as of the grant date and March 31, 2018 were 4,865 yen and 4,210 yen respectively.
iv.	The expenses recognized in connection with share-based payments during the three-month periods ended March 31, 2017 and 2018 are nil and 348 million yen, respectively.
v.	The Group has recognized 805 million yen and 1,153 million yen of liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2017 and as of March 31, 2018, respectively. The amount of the liabilities were not fixed as of December 31, 2017 and March 31, 2018.

14. Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the three-month periods ended March 31, 2017 and 2018, as well as balances with related parties as of December 31, 2017 and March 31, 2018.

(1)	Significant related party transactions during the three-month period ended March 31, 2017, and outstanding balances with related parties as of December 31, 2017, are as follows:

(In millions of yen)
Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	143	108
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	2,099	(976)

(1)	LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 143 million yen in connection with the advertising services provided by NAVER for the three-month period ended March 31, 2017.
(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(2)	Significant related party transactions during the three-month period ended March 31, 2018 and outstanding balances with related parties as of March 31, 2018, are as follows:

(In millions of yen)
Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	168	165
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	2,191	(1,000)

(1)	LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 168 million yen in connection with the advertising services provided to NAVER for the three-month period ended March 31, 2018.
(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(3)	The total compensation of key management personnel for the three-month periods ended March 31, 2017 and 2018 are as follows:

(In millions of yen)
	2017	2018
Salaries (including bonuses)	128	281
Share-based payments(1)	476	244

Total	604	525

(1)	Refer to Note 13 Share-Based Payments for further details.
Key management personnel include directors and corporate auditors of the Company.

15. Business Combinations

Acquisition in 2017

There was no business combination during the three-month period ended March 31, 2017.

Acquisition in 2018

There was no significant business combination, individually or in aggregate, during the three-month period ended March 31, 2018.

16. Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries which were newly consolidated during the three-month period ended March 31, 2018, and subsidiaries in which the Company’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2017	March 31, 2018
LINE Financial Corporation	Financial related services	Japan	—	100.0%

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Exchange.

17. Investments in Associates and Joint Ventures

Investment in Folio Co., Ltd.

In January 2018, the Group acquired 41.4% interest in Folio Co., Ltd. to operate Folio Co., Ltd.’s online trading service and to develop technologies together. The Group’s carrying amount of the investment in this associate was 5,695 million yen as of March 31, 2018.

Third-party allotment by RABBIT-LINE PAY COMPANY LIMITED

In March 2018, RABBIT-LINE PAY COMPANY LIMITED, a joint venture of the Group, issued its new shares to a third-party. As a result, the share of the Group decreased from 50.0% to 33.3%, and the Group recorded the dilution gain of 268 million yen due to the third-party allotment. The Group’s carrying amount of the investment in this joint venture was 2,248 million yen as of March 31, 2018.

Third-party allotment by Snow Corporation

In March 2018, Snow Corporation, an associate of the Group, issued its new shares to NAVER, and NAVER injected 4,886 million yen of additional capital to Snow Corporation through the allotment. As a result, the share of the Group decreased from 45.0% to 40.7%, and the Group recorded the dilution gain of 969 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 11,920 million yen as of March 31, 2018.

18. Other Operating Expenses

Other operating expenses in the three-month period ended March 31, 2018, consist of various operating expenses, including 1,874 million yen for rent, 1,495 million yen of cost of goods, and 802 million yen for supply expenses compared to 1,252 million yen, 809 million yen and 659 million yen, respectively, in the three-month period ended March 31, 2017. Rent and cost of goods increased mainly due to the expansion of businesses.

19. Subsequent Events

Deconsolidation of a subsidiary into an associate

The procedures of the third-party allotment to SoftBank Corp. by LINE Mobile Corporation, in the amount of 10,400 million yen, had completed as of April 2, 2018. As a result, the Group’s ownership of LINE Mobile Corporation has decreased from 100.0% to 49.0%, resulting in LINE Mobile Corporation to be accounted for as an associate under the equity method. The Group will recognize gain or loss due to the loss of control of the subsidiary, and the Group is currently assessing the financial impacts of the transaction.

Issuance of new shares through a third-party allotment

Based on the resolution at the meeting of the board of directors on April 9, 2018, the Company issued 1,172,332 of new shares to Trust & Custody Services Bank, Ltd. (Trust E) (the “Trust Bank”) through a third party allotment and completed payment procedures for the issuance on April 25, 2018. The total amount of issued, amount of share capital to be increased, and amount of share premium to be increased are as follows:

Total amount issued	5,000 million yen
Amount of share capital to be increased	2,500 million yen
Amount of share premium to be increased	2,500 million yen

The shares of the Company held by the Trust Bank will be accounted for in the same treatment as the treasury shares and will be recorded as an offset to the share premium on the Interim Condensed Consolidated Statement of Financial Position in the six-month period ending June 30, 2018.

2 Others

Not applicable.

B. Information on guarantors

Not applicable.

CONTACT:
LINE Corporation
Michiko Setsu, +81-3 4316 2104
Global PR
dl_gpr@linecorp.co